Exhibit 99.1

 Opening doors to the future®

Press Release

DENVER, CO – February 11, 2020

Contact: Trent Trujillo
Phone: 720.283.6135

UDR ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2019 RESULTS AND 2020 GUIDANCE

UDR, Inc. (the "Company") Fourth Quarter 2019 Highlights:

- Net income per share was $0.33, Funds from Operations ("FFO") per share was $0.46, FFO as Adjusted ("FFOA") per share was $0.54, and Adjusted FFO ("AFFO") per share was $0.48.
- Net income attributable to common stockholders was $96.9 million as compared to $81.2 million in the prior year period. The increase was primarily due to net operating income ("NOI") growth and higher gains on the sale of unconsolidated investments.
- Year-over-year ("YOY") same-store ("SS") revenue, expense and NOI growth was 3.3 percent, 1.3 percent and 4.1 percent, respectively.
- The Company's operating margin (property NOI divided by property rental income) was 71.1 percent as compared to 70.8 percent in the prior year period. The continued implementation of the Company's Next Generation Operating Platform drove SS controllable operating margin expansion of 60 basis points YOY to 84.8 percent, and reduced SS controllable expenses by 0.6 percent YOY.
- Simplified the Company's structure by closing a previously announced $1.8 billion transaction to halve the size of the UDR/MetLife Joint Venture in an accretive manner.
- Invested $115.0 million in Brio, a 259-home Developer Capital Program community in Bellevue, WA.
- Subsequent to quarter end, the Company acquired The Slade at Channelside, a 294-home community in Tampa, FL, for $85.2 million and closed on the acquisition of The Arbory, a 276-home Developer Capital Program community in suburban Portland, OR, pursuant to its option and for a cash outlay of $53.9 million.

Full-Year 2019 Highlights:

- Net income per share was $0.63, FFO per share was $2.03, FFOA per share was $2.08, and AFFO per share was $1.92.
- Net income attributable to common stockholders was $180.9 million as compared to $199.2 million in the prior year period. The decrease was primarily due to lower gains on the sale of real estate.
- YOY SS revenue, expense and NOI growth was 3.6 percent, 2.5 percent and 4.0 percent, respectively.
- The Company's operating margin (property NOI divided by property rental income) was 71.0 percent as compared to 70.7 percent in the prior year period. The Company's Next Generation Operating Platform drove controllable operating margin expansion of 50 basis points YOY to 84.6 percent, and limited SS controllable expense growth to 0.9 percent YOY.
- Installed SmartHome technology in 30,370 homes, or 60 percent of total homes, as of year-end.
- Accretively grew the Company through $1.8 billion of acquisitions with significant operating/investment upside in markets targeted for expansion.
- Simplified the Company's structure by winding down the UDR/Kuwait Finance House ("KFH") JV and halving the size of the UDR/MetLife JV in an accretive manner.
- Funded accretive external growth with premium valued equity by issuing approximately 15.8 million common shares at a weighted average net price of $45.85 for proceeds of $725.6 million.
- Issued $1.1 billion of long-duration unsecured debt (including a $300.0 million "green bond") at a weighted average 3.2 percent interest rate, and prepaid $700.0 million of unsecured debt at a weighted average 4.2 percent interest rate.

"2019 was an active and very successful year for UDR and our investors. We accretively grew the Company through $1.8 billion of well-timed acquisitions, realized efficiencies and controllable margin expansion from implementing the initial phases of our Next Generation Operating Platform, advanced our predictive analytics platform which we use for market selection, simplified our structure by winding down the KFH JV and halving our relationship with MetLife, and actively de-risked our balance sheet in an accretive manner. 2020 has started off well. We expect it will be another great year for UDR and our investors," said Tom Toomey, UDR's Chairman and CEO.

	Q4 2019	Q4 2018	FY 2019	FY 2018
Net income per common share, diluted	**$0.33**	**$0.30**	**$0.63**	**$0.74**
Conversion from GAAP share count	(0.026)	(0.028)	(0.052)	(0.069)
Net gain on the sale of depreciable real estate owned, incl. JVs	(0.360)	(0.221)	(0.402)	(0.459)
Cumulative effect of change in accounting principle	-	-	-	(0.007)
Depreciation and amortization, including JVs	0.489	0.411	1.793	1.653
Noncontrolling interests and preferred dividends	0.026	0.028	0.060	0.075
FFO per common share and unit, diluted	**$0.46**	**$0.49**	**$2.03**	**$1.93**
Cost associated with debt extinguishment and other	0.073	0.010	0.095	0.012
Promoted interest on settlement of note receivable, net of tax	-	-	(0.021)	-
Legal and other costs	-	0.001	0.012	0.005
Net gain on the sale of non-depreciable real estate owned	-	-	(0.017)	-
Unrealized (gain)/loss on unconsolidated investments, net of tax	0.000	-	(0.011)	-
Joint venture development success fee	-	-	(0.012)	-
Severance costs and other restructuring expense	0.000	0.000	0.001	0.000
Casualty-related charges/(recoveries), including JVs, net	0.005	(0.001)	0.001	0.008
FFOA per common share and unit, diluted	**$0.54**	**$0.50**	**$2.08**	**$1.96**
Recurring capital expenditures	(0.057)	(0.042)	(0.164)	(0.158)
AFFO per common share and unit, diluted	**$0.48**	**$0.46**	**$1.92**	**$1.80**

A reconciliation of FFO, FFOA and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's fourth quarter Supplemental Financial Information.

Operations

In the fourth quarter, total revenue increased by $37.2 million year-over-year, or 13.9 percent, to $304.8 million. This increase was primarily attributable to growth in revenue from operating and acquisition communities.

In the fourth quarter, same-store NOI increased 4.1 percent year-over-year, driven by same-store revenue growth of 3.3 percent and same-store expense growth of 1.3 percent. Weighted average same-store physical occupancy increased by 10 basis points to 96.9 percent versus the prior year period. The fourth quarter annualized rate of turnover decreased by 60 basis points to 40.2 percent versus the prior year period.

Summary of Same-Store Results Fourth Quarter 2019 versus Fourth Quarter 2018

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth/ (Decline)	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.2%	(0.1)%	5.5%	46.3%	96.6%	13,942
Mid-Atlantic	3.0%	1.7%	3.5%	23.1%	97.3%	9,877
Southeast	3.2%	2.6%	3.5%	12.6%	96.9%	7,683
Northeast	1.3%	9.7%	(2.5)%	11.8%	96.9%	2,840
Southwest	3.1%	(8.7)%	10.9%	6.2%	96.8%	3,835
Total	**3.3%**	**1.3%**	**4.1%**	**100.0%**	**96.9%**	**38,177**

[1] Based on Q4 2019 SS NOI.

[2] Weighted average same-store occupancy for the quarter.

[3] During the fourth quarter, 38,177 apartment homes were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

In the fourth quarter, sequential same-store NOI increased by 1.1 percent, driven by a same-store revenue decrease of 0.3 percent and a same-store expense decrease of 3.7 percent. Weighted average same-store physical occupancy remained at 96.9 percent sequentially.

For the twelve months ended December 31, 2019, total revenue increased by $105.3 million year-over-year, or 10.1 percent, to $1.2 billion. This increase was primarily attributable to growth in revenue from operating and acquisition communities.

For the twelve months ended December 31, 2019, same-store NOI increased 4.0 percent year-over-year, driven by same-store revenue growth of 3.6 percent and same-store expense growth of 2.5 percent. Weighted average same-store physical occupancy remained at 96.9 percent versus the prior year period. The full-year rate of turnover decreased by 20 basis points year-over-year to 49.6 percent.

Summary of Same-Store Results Full-Year 2019 versus Full-Year 2018

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth/ (Decline)	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.4%	2.2%	5.1%	46.6%	96.6%	13,942
Mid-Atlantic	3.2%	1.5%	3.9%	23.1%	97.4%	9,877
Southeast	3.7%	3.4%	3.8%	12.9%	96.8%	7,683
Northeast	2.1%	7.4%	(0.3)%	12.1%	97.0%	2,840
Southwest	2.7%	(2.1)%	6.0%	5.3%	97.0%	3,617
Total	**3.6%**	**2.5%**	**4.0%**	**100.0%**	**96.9%**	**37,959**

[1] Based on FY 2019 NOI.

[2] Weighted average same-store physical occupancy for FY 2019.

[3] For the twelve months ended December 31, 2019, 37,959 apartment homes were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Wholly Owned Transactional Activity

Subsequent to quarter end, the Company acquired The Slade at Channelside, a 294-home community in Tampa, FL, for $85.2 million or $290,000 per home. At the time of the acquisition, the community had average monthly revenue per occupied home of $1,898, occupancy of 92 percent and was 11 years old.

Joint Venture Transactional Activity

During the quarter, the Company closed on a previously announced $1.8 billion transaction with MetLife, whereby the Company acquired the approximately 50 percent interest not previously owned in 10 UDR/MetLife JV operating communities, one community under development and four development land sites, valued at $1.1 billion, or $564.2 million at UDR's share; and sold its approximately 50 percent ownership interest in five UDR/MetLife JV communities valued at $645.8 million, or $322.9 million at UDR's share, to MetLife. See the press release entitled "UDR Announces UDR/MetLife Investment Management Joint Venture Transaction Valued at $1.76 Billion and Increases Select Full-Year Earnings Guidance Ranges", which can be found at ir.udr.com, for further details.

Development Activity

At the end of the fourth quarter, the Company's development pipeline totaled $278.5 million and was 25 percent funded. The development pipeline is currently expected to produce a weighted average spread between stabilized yields and current market cap rates of 150 to 200 basis points.

During the quarter, the Company commenced the construction of Dublin, a 220-home community in Dublin, CA. Dublin has a total budgeted cost of $117.0 million, or $531,800 per home, and is expected to be completed during the second quarter of 2022.

Developer Capital Program ("DCP") Activity

At the end of the fourth quarter, the Company's DCP investments, including accrued return, totaled $405.3 million.

During the quarter, the Company invested $115.0 million into Brio, a 259-home community in lease-up in Bellevue, WA, at a 4.75% interest rate through a secured note. The Company has a $170.0 million fixed price purchase option to acquire the community in 2021.

Subsequent to quarter end, the Company closed on the acquisition of the Arbory pursuant to its option, acquiring the approximately 51 percent interest it did not own from its West Coast Development Joint Venture. The Arbory is a 276-home community completed in 2018 in suburban Portland, OR. The cash outlay for the acquisition totaled $53.9 million, including the payoff of debt, and the Company's blended all-in investment in the community was $72.3 million. At the time of acquisition, average monthly revenue per occupied home was $1,545 and occupancy was 94 percent.

Capital Markets and Balance Sheet Activity

During the fourth quarter, the Company,
- Settled all 1.3 million common shares sold under its previously announced forward sales agreement at a forward price per share of $47.41 for net proceeds of $63.5 million. Uses of proceeds include external growth opportunities and general corporate purposes.
- Issued $400.0 million of unsecured debt at a weighted average effective interest rate of 3.1 percent with a weighted average years to maturity of 13.9 years. $300.0 million of this debt qualified as a "green bond" and represented the Company's first use of this ESG-friendly product.
- Prepaid $400.0 million of 4.6 percent unsecured debt. The make-whole amount totaled approximately $22.0 million.

At December 31, 2019, the Company had approximately $866.5 million of liquidity through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness as of December 31, 2019 was $4.7 billion. The Company ended the quarter with fixed-rate debt representing 92.0 percent of its total debt, a total blended interest rate of 3.43 percent and a weighted average years to maturity of 7.1 years. The Company's consolidated leverage was 34.2 percent versus 31.2 percent a year ago, its consolidated net-debt-to-EBITDAre was 6.1x versus 5.0x a year ago and its consolidated fixed charge coverage ratio was 4.9x versus 4.6x a year ago.

Senior Management

Subsequent to quarter end, the Company announced that Warren L. Troupe, Senior Executive Vice President, will transition to the role of Senior Advisor to the Office of the Chairman effective April 1, 2020. In conjunction with the transition, Mr. Troupe has agreed to a consulting agreement with the Company running through December 2022 and renewable by either party thereafter. In this role, Mr. Troupe will continue to assist with the Company's transactional, risk management, legal and capital markets activities, as well as provide expertise pertaining to special projects for the Chairman.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the fourth quarter of 2019 in the amount of $0.3425 per share. The dividend was paid in cash on January 31, 2020 to UDR common stock shareholders of record as of January 10, 2020. The fourth quarter 2019 dividend represented the 189th consecutive quarterly dividend paid by the Company on its common stock.

In conjunction with this release, the Company's Board of Directors has announced a 2020 annualized dividend per share of $1.44, a 5.1 percent increase over 2019.

Outlook

For the first quarter of 2020, the Company has established the following earnings guidance ranges:

Net income per share	$0.01 to $0.03
FFO per share	$0.52 to $0.54
FFOA per share	$0.53 to $0.55
AFFO per share	$0.50 to $0.52

For the full-year 2020, the Company has established the following earnings guidance ranges:

Net income per share	$0.12 to $0.16
FFO per share	$2.17 to $2.21
FFOA per share	$2.18 to $2.22
AFFO per share	$2.01 to $2.05

Full-Year 2019 FFOA per share as compared to full-year 2020 FFOA per share guidance at the midpoint:

The difference between the Company's full-year 2019 FFOA of $2.08 per share and the $2.20 per share midpoint of its full-year 2020 FFOA guidance range is primarily due to:

- A positive impact of approximately $0.07 from same-store, stabilized JVs and commercial operations;
- A positive impact of approximately $0.05 from transactional activity, DCP, development, redevelopment;
- A positive impact of approximately $0.03 from lower financing costs;
- Flat year-over-year G&A; and,
- A negative impact of approximately $0.03 from a variety of other corporate items including ground lease resets and the amortization of certain NextGen Operating Platform investments.

For the full-year 2020, the Company has established the following same-store growth and occupancy guidance ranges:

Revenue growth	2.70% to 3.70%
Expense growth	2.20% to 3.00%
Net operating income growth	2.90% to 3.90%
Physical occupancy	96.9% to 97.1%

Additional assumptions for the Company's first quarter and full-year 2020 guidance can be found on Attachment 15 of the Company's fourth quarter Supplemental Financial Information. A reconciliation of FFO per share, FFOA per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's fourth quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's fourth quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on February 12, 2020 to discuss fourth quarter and full-year 2019 results as well as guidance and high-level views for 2020.

The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through March 12, 2020, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13697880, when prompted for the passcode.

A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning the availability of capital and the stability of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments and redevelopments, delays in completing lease-ups on schedule or at expected rent and occupancy levels, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures and partnerships with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of December 31, 2019, UDR owned or had an ownership position in 51,294 apartment homes including 878 homes under development. For over 47 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates.